February 26, 2010

Howard H. Nolan
Chief Financial Officer
Bridge Bancorp, Inc.
P.O. Box 3005
2200 Montauk Highway
Bridgehampton, New York 11932

Re: Bridge Bancorp, Inc.
    Form 10-K for December 31, 2008
    File Number 0-30062

Dear Mr. Nolan:

       We completed our review of your Form 10-K and related materials and have no further comment.

       Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

       Sincerely,

       Christian Windsor
       Special Counsel

By FAX: Howard H. Nolan
         FAX number 631-537-1835